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                                     FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

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           OMB Approval
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OMB Number:          3235-0104
Expires:    September 30, 1998
Estimated average burden
hours per response.........0.5
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(Print or Type Responses)
1. Name and Address of Reporting Person*

      Paul            Jonathan         M.
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     (Last)          (First)          (Middle)

     599  Lexington Avenue, Suite 3800
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     (Street)

     New York        New York           10022
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     (City)          (State)           (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

    3/20/98

3. IRS or Social Security Number of Reporting Person
   (Voluntary)

4. Issuer name and Ticker or Trading Symbol

    Essex Property Trust, Inc. - ESS

5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

                 -- Director
                 X  10% Owner  (FN1)
                 -- Officer (give title below)
                 -- Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing
   (Check applicable Line)

        X Form Filed by One Reporting Person
          Form Filed by More than One Reporting Person

              Table I Non-Derivative Securities Beneficially Owned

1. Title of Security   2. Amount of    3. Ownership        4. Nature of Indirect
   (Instr. 4)             Securities      Form: Direct        Beneficial
                          Beneficially    (D) or Indirect     Ownership
                          Owned           (I) (Instr. 5)      (Instr. 5)
                          (Instr. 4)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  SEE  Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                           Page 1 of 3
                                                           SEC 1473 (7-97)


              Table II-- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exer-       3. Title and Amount of     4. Conver-   5. Owner-          6. Nature of
   Derivative       cisable and         Securities Underlying      sion or      ship Form         Indirect
   Security         Expiration          Derivative Security        Exercise     of Deriv-         Beneficial
   (Instr. 4)       Date                (Instr. 4)                 Price of     ative             Ownership
                    (Month/Day/Year)                               Deriv-       Security:         (Instr. 5)
                                                                   ative        Direct (D) or
                                                                   Security     Indirect (I)
                                                                                (Instr. 5)

                 Date      Expira-   Title          Amount or
                 Exer-     tion                     Number of
                 cisable   Date                     Shares

8.75% Convertible 6/20/97  None      Common Stock,  457,142    $21.875 per    I (FN2)                  (2)
Preferred Stock,                     par value      (1) (2)    share
Series 1996A                         $0.0001 per
                                     share
8.75% Convertible 9/20/97  None      Common Stock,  457,143    $21.875 per    I (FN2)                  (2)
Preferred Stock,                     par value      (1) (2)    share
Series 1996A                         $0.0001 per
                                     share
8.75% Convertible 12/20/97  None     Common Stock,  457,143    $21.875 per    I (FN2)                  (2)
Preferred Stock,                     par value      (1) (2)    share
Series 1996A                         $0.0001 per
                                     share
8.75% Convertible 3/20/98  None      Common Stock,  457,143    $21.875 per    I (FN2)                  (2)
Preferred Stock,                     par value      (1) (2)    share
Series 1996A                         $0.0001 per
                                     share

Explanation of Responses:  (1) - (2) SEE Attachment A.


/s/ Jonathan M. Paul                    3/30/98
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FN**Signature of Reporting Person          Date

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.


Note: File three copies of this Form, one of which must be manually signed. If space insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                            Page 2 of 3
                                                            SEC 1473 (7-97)

Name and Address of Reporting Person:   Jonathan M. Paul
                                        599 Lexington Avenue, suite 3800
                                        New York, New York  10022
Date of Event Requiring Statement:      3/20/98
Issuer Name and Ticker symbol:          Essex Property Trust, Inc. - ESS

                                  ATTACHMENT A
                                  ------------

(1) Westbrook Real Estate Fund I, L.P. ("WREF I"), an affiliate of the reporting person, is the direct owner of shares of the convertible security which are convertible into 1,640,349 shares of the registered security (the "WREF I Conversion Shares"). Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I"), which may be deemed to be an affiliate of the reporting person, is the direct owner of shares of the convertible security which are convertible into 188,221 shares of the registered security (the "WRECIP I Conversion Shares"). The reporting person may be deemed to have the shared power to vote or direct the vote with respect to, and to dispose or direct the disposition of, the WREF I Conversion Shares and the WRECIP I Conversion Shares. The reporting person disclaims beneficial interest in the WREF I Conversion Shares and the WRECIP I Conversion Shares.

(2) The reporting person is a managing member of Westbrook Real Estate Partners, L.L.C. ("WREP"), which is the sole managing member of Westbrook Real Estate Partners Management I, L.L.C. ("WREM I"), which is the sole general partner of each of WREF I and WRECIP I. WREP may be deemed to have a pecuniary interest ranging from 1% to 20% in the WREF I Conversion Shares and the WRECIP I Conversion Shares. The reporting person disclaims pecuniary interest in and beneficial ownership of the WREF I Conversion Shares and the WRECIP I Conversion Shares.


                                                           Page 3 of 3
                                                           SEC 1473 (7-97)